                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                              BARGO ENERGY COMPANY
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   067587 10 5
                                 (CUSIP NUMBER)

                               D. MARTIN PHILLIPS
                            ENCAP INVESTMENTS L.L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 14, 1999
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 067587 10 5             SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
      Energy Capital Investment Company PLC

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)(a) [ ]
                                                                         (b) [X]

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)
      OO (SEE ITEM 3)

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]

(6) Citizenship or Place of Organization Energy Capital Investment Company PLC ("Energy PLC") is a company formed under the laws of the country of England
                     (7)      Sole Voting Power
      Number of               0
      Shares Bene-
      ficially       (8)      Shared Voting Power
      Owned by                4,241,598(1)
      Each
      Reporting      (9)      Sole Dispositive Power
      Person With             0

                     (10)     Shared Dispositive Power
                              4,241,598(1)

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      4,241,598

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

(13)  Percent of Class Represented by Amount in Row (11)
      4.6%

(14)  Type of Reporting Person (See Instructions)
      PN

     (1) Voting and dispositive power is shared between Energy PLC and EnCap Investments (defined herein), by virtue of an investment agreement. See Items 5 and 6.

CUSIP NO. 067587 10 5             SCHEDULE 13D

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

      ENCAP INVESTMENTS L.L.C.

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)(a) [ ]
                                                                         (b) [ ]

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)
      OO (SEE ITEM 3)

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]

(6) Citizenship or Place of Organization EnCap Investments L.L.C. ("EnCap Investments") is a limited liability company organized under the laws of the State of Delaware

      Number of        (7)      Sole Voting Power
      Shares Bene-              0
      ficially
      Owned by         (8)      Shared Voting Power
      Each                      17,839,602(1)
      Reporting
      Person With      (9)      Sole Dispositive Power
                                0

                       (10)     Shared Dispositive Power
                                17,839,602(1)

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      17,839,602(2)

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          [ ]

(13)  Percent of Class Represented by Amount in Row (11)
      19.4%


(14)  Type of Reporting Person (See Instructions)
      OO

     (1) EnCap Investments may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by Energy PLC and EnCap LP (defined herein), as well as certain other affiliates of EnCap Investments. See Items 2, 5 and 6.

     (2) EnCap Investments disclaims any beneficial ownership of the shares owned by EnCap LP, Energy PLC and such other affiliates.

CUSIP NO. 067587 10 5             SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

      ENCAP EQUITY 1994 LIMITED PARTNERSHIP

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)(a) [ ]
                                                                         (b) [X]

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)
      OO (SEE ITEM 3)

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]


(6) Citizenship or Place of Organization EnCap Equity 1994 Limited Partnership ("EnCap LP") is a limited partnership organized under the laws of the State of Texas

      Number of         (7)      Sole Voting Power
      Shares Bene-               2,424,973(1)
      ficially
      Owned by          (8)      Shared Voting Power
      Each                       0
      Reporting
      Person With       (9)      Sole Dispositive Power
                                 2,424,973(1)

                        (10)     Shared Dispositive Power
                                 0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      2,424,973

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          [ ]

(13)  Percent of Class Represented by Amount in Row (11)
      2.6%

(14)  Type of Reporting Person (See Instructions)
      PN


     (1) As exercised through its general partner, EnCap Investments L.L.C.

ITEM 1.     SECURITY AND ISSUER.

      Item 1 is amended and restated in its entirety as follows:

      The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Bargo Energy Company, a Texas corporation and successor by merger to Future Petroleum Corporation, a Utah corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 700 Louisiana, Suite 3700, Houston, Texas 77002.

ITEM 2.     IDENTITY AND BACKGROUND.

      Item 2(a) - (c) is amended by adding the following:

      The sole member of EnCap Investments is El Paso Field Services Company, a Delaware corporation ("El Paso Field Services").

      El Paso Field Services Company is a Delaware corporation with its principal executive offices at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Field Services is natural gas gathering and processing and intrastate gas transmission. Current information concerning the controlling person and executive officers and directors of El Paso Field Services is set forth on Schedule I hereto. The controlling person of El Paso Field Services is El Paso Energy Corporation, a Delaware corporation ("El Paso Energy").

      El Paso Energy is a Delaware corporation with its principal executive offices located at the El Paso Energy Building, 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Energy is serving as a holding company for its various subsidiaries, which are engaged in energy and related businesses. Current information concerning the executive officers and directors of El Paso Energy is set forth on Schedule I hereto.

      Eugene Fiedorek has resigned as a Director of Energy PLC and as a Managing Director of EnCap Investments. Mr. Fiedorek is no longer involved in the operations of these entities. The new Managing Director of EnCap Investments is
D. Mark Leland, whom is a United States citizen, and Mr. Leland's business address is 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. Mr. Leland's principal occupation is serving as a Managing Director of EnCap Investments.

      Item 2(d) - (e) is amended and restated as follows:

      (d) None of Energy PLC, EnCap LP, EnCap Investments or any of the individuals identified in this Item 2 or, to the knowledge of the reporting persons, on Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of Energy PLC, EnCap LP, EnCap Investments or any of the individuals identified in this Item 2 or, to the knowledge of the reporting persons, on Schedule I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the individuals identified in this Item 2 is a citizen of the United States of America, with the exception of as indicated otherwise on
Schedule I and: (i) Peter C. Tudball, C.B.E., Sir Peter G. Cazalet, Alan B. Henderson, and William W. Vanderfelt who are all citizens of the United Kingdom,
(ii) Energy PLC which was formed under the laws of the United Kingdom, (iii) Leo
G. Deschuyteneer who is a citizen of Belguim, and (iv) James F. Ladner who is a citizen of Switzerland.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The following is added to Item 3.

PURCHASE OF CAPITAL STOCK

      On May 14, 1999, the Issuer closed a transaction pursuant to which it issued and sold to Kayne Anderson Energy Fund, L.P. ("Kayne"), BancAmerica Capital Investors SBIC I, L.P. ("BancAmerica"), Eos Partners, L.P., Eos Partners SBIC, L.P., Eos Partners SBIC II, L.P. (collectively, "Eos"), Energy PLC, EnCap Energy Capital Fund III-B, L.P., BOCP Energy Partners, L.P., EnCap Energy Capital Fund III, L.P. (collectively, "EnCap") and SGC Partners II LLC ("SGC" and together with Kayne, BancAmerica, Eos and EnCap, the "Investors") shares of a newly created class of preferred stock. Pursuant to a Stock Purchase Agreement among the Issuer and the Investors, five million shares of the Issuer's Cumulative Redeemable Preferred Stock, Series B ("Preferred Stock") were issued in exchange for an aggregate purchase price of $50 million paid by the Investors. As additional consideration, the Issuer issued to the Investors an aggregate of 43,815,810 shares of its Common Stock, representing 40% of the outstanding Common Stock (on a fully diluted basis). If the Issuer redeems all of the outstanding shares of Preferred Stock prior to May 14, 2001, the Investors must sell back, for a total of $100, to the Issuer 12.5% of the shares of Common Stock originally issued to the Investors.

      Dividends on the Preferred Stock equal to 10% per annum are payable quarterly. The dividend rate is subject to increase (but in no event to more than 16%) or decrease (but in no event to less than 10%) based upon the Issuer's ratio of certain assets to liabilities, which is calculated on January 1 and July 1 of each year or at such other time as requested by the Investors. The Preferred Stock may be redeemed at any time by the Issuer and must be redeemed upon the occurrence of certain events, including upon the fifth anniversary of the issue date or upon a change of control. A change of control is deemed to occur upon any merger, reorganization, purchase or sale of more than 50% of the Issuer's voting securities, the sale of substantially all of the assets of the Issuer or at any time Tim Goff ceases to serve as the Issuer's Chief Executive Officer. The Issuer is prohibited from taking certain actions, including authorizing, creating or issuing any shares of capital stock, amending the articles of incorporation of the Issuer and authorizing a merger or change of control, without the consent of the holders of a majority of the outstanding shares of Preferred Stock.

SECOND AMENDED AND RESTATED SHAREHOLDERS' AGREEMENT

      In connection with the transaction, the Issuer, Bargo Energy Resources, Ltd., TJG Investments, Inc., Bargo Energy Company, Tim J. Goff, Thomas Barrow, James E. Sowell and Bargo Operating Company, Inc. (collectively, the "Bargo Group"), B. Carl Price, Don Wm. Reynolds (Mr. Price and Mr. Reynolds are referred to as the "Price Group"), EnCap LP and the Investors entered into a Second Amended and Restated Shareholders' Agreement (the "New Shareholders' Agreement"), thereby amending the Shareholders' Agreement. Under the New Shareholders' Agreement, the holders of the Preferred Stock have the right, for so long as the Preferred Stock is outstanding and until the occurrence of certain other events, to appoint designated nominees to the Issuer's Board of Directors. Accordingly, as part of these transactions, B. Carl Price, Mary Elizabeth Vanderhider and Kimberley G. Seekely have resigned from the Issuer's Board of Directors. Of the three vacancies on the Board of Directors, one will be filled by a nominee to be named by Kayne, one was filled by a nominee of BancAmerica and one was jointly filled by a nominee of Eos and SGC. Brian D. Young was appointed to serve as the Eos/SGC nominee and J. Travis Hain was appointed to serve as BancAmerica's nominee. The EnCap entities have the right to appoint two nominees to the Board of Directors and the members of the Bargo Group have the right to appoint two nominee to the Board of Directors. The Price Group no longer has the right to appoint nominees to the Board of Directors. The continuing members of Bargo's Board are Tim J. Goff and Thomas D. Barrow (as the Bargo Group nominees) and Gary R. Petersen and D. Martin Phillips (as the EnCap nominees). The New Shareholders' Agreement also sets forth certain rights of first refusal and tag along rights among the parties thereto.

      The provisions of the New Shareholders' Agreement relating to voting and transfer of Common Stock may be deemed to form a group composed of the parties to the New Shareholders' Agreement.

SECOND AMENDMENT TO REGISTRATION RIGHTS AGREEMENT

      The Issuer, the Investors and EnCap LP also entered into a Second Amendment to Registration Rights Agreement dated May 14, 1999 providing for registration rights, under the Registration Rights Agreement, for the shares of Common Stock issued to the Investors.

AMENDMENT TO ISSUER'S BY-LAWS

      In connection with the transaction, the Issuer amended its Bylaws to provide that for so long as each of (i) EOS and SGC (jointly), (ii) Kayne, (iii) BancAmerica, (iv) EnCap and (v) the Bargo Group (each, a "Nominee Group") is entitled to nominate one or more persons to the Board of Directors of the Issuer as provided in the New Shareholders' Agreement, no act shall be deemed to be an act of the Board of Directors or to be authorized and approved by the Board of Directors without the approval of at least three directors that are nominated by at least three separate Nominee Groups. In addition, Article VIII of the Bylaws providing certain voting rights to the nominee of the Bargo Group, was deleted.

ITEM 4.     PURPOSE OF TRANSACTION.

      Item 4 has been amended and restated in its entirety as follows:

      EnCap LP and Energy PLC hold a substantial ownership position in the Issuer in order to be able to influence the business and management of the Issuer. EnCap LP and Energy PLC, through their nominees on the Board of Directors, intend to actively participate in the business and management of the Issuer. Under the New Shareholders' Agreement, the Investors collectively have the ability to control the Issuer with respect to the election of directors.

      Energy PLC and EnCap LP intend to monitor and evaluate their investment in the Issuer in light of pertinent factors, including oil and gas prices, market conditions, the Issuer's performance and prospects, the trading prices of the Common Stock, conditions in the oil and gas industry and general economic conditions. Energy PLC and EnCap LP may make additional purchases of Common Stock in the future through market transactions or otherwise, maintain their current investment or dispose of some or all of the Common Stock.

      Except as set forth above, the reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 has been amended and restated in its entirety as follows:

      (a) The following describes the number of shares of Common Stock, including shares of Common Stock issuable upon exercise or conversion of derivative securities and the percent of outstanding Common Stock owned by the reporting persons and the other parties to the New Shareholders' Agreement and their officers, directors, partners and control persons ("Related Parties"), other than those Related Parties that own no shares of Common Stock or securities convertible into or exerciseable for shares of Common Stock. All percentages are based on 48,357,784 shares of Common Stock issued and outstanding on May 14, 1999, as represented by the Issuer in the Stock Purchase Agreement dated May 14, 1999 among Bargo and the Investors, plus the 43,815,810 shares of Common Stock issued to the Investors on May 14, 1999.


                                        SHARES OUTSTANDING         DERIVATIVE SECURITIES                  TOTAL
                                   ----------------------------  --------------------------   ------------------------------
               NAME                    SOLE          SHARED          SOLE         SHARED         NUMBER            %(1)
---------------------------------- -------------  -------------  ------------  ------------   -------------   --------------
Bargo Energy Company                    --            7,078,333       --            --            7,078,333            7.68%
Bargo Energy Resources, Ltd.            --            4,694,859       --         250,000(2)       4,944,859            5.35%
Bargo Operating Company, Inc.           --            4,954,859       --         250,000(2)       5,204,859            5.63%
Tim J. Goff                            8,406,667     13,288,192       --         250,000(2)      21,944,859           23.74%
TJG Investments, Inc.                   --            1,255,000       --            --            1,255,000            1.36%
Thomas D. Barrow                       8,666,667       --             --            --            8,666,667            9.40%
James E. Sowell                        8,666,666       --             --            --            8,666,666            9.40%
Energy Capital Investment
Company PLC                             --            4,241,598       --            --            4,241,598            4.60%
EnCap Equity 1994 Limited
Partnership                            2,424,973       --             --            --            2,424,973            2.63%
EnCap Energy Capital Fund III,
L.P.                                   5,583,755       --             --            --            5,583,755            6.06%
EnCap Energy Capital Fund III-B,
L.P.                                   4,222,999       --             --            --            4,222,999            4.58%
BOCP Energy Partners, L.P.              --            1,366,277       --            --            1,366,277            1.48%
EnCap Investments, L.L.C.               --           17,839,602       --            --           17,839,602           19.35%
B. Carl Price                          1,126,869       --             --         613,131(3)       1,740,000            1.88%
Don Wm. Reynolds                         753,362       --             --            --              753,362            0.82%
Kayne                                  8,763,162       --             --            --            8,763,162            9.51%
BancAmerica                           13,144,743       --             --            --           13,144,743           14.26%
SGC Partners II LLC.                   4,381,581       --             --            --            4,381,581            4.75%
Eos Partners, L.P.                       328,619       --             --            --              328,619            0.36%
Eos Partners SBIC, L.P.                3,417,633       --             --            --            3,417,633            3.71%
Eos Partners SBIC II, L.P.               635,329       --             --            --              635,329            0.69%

     --------------
     (1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities (on an as converted basis) owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) owned by such stockholder.

     (2)  Represents warrants to purchase Common Stock.

     (3) Includes 550,000 shares of Common Stock that may be acquired pursuant to employee stock options which may be exercised immediately. Also includes 63,131 shares of Common Stock, the maximum number of shares which Mr. Price has the right to acquire during the 60 days following May 14, 1999 under an employment agreement with Bargo. Under this agreement, Mr. Price may elect to receive all or a portion of his salary in shares of Common Stock at a price per share of $0.33 per share until December 31, 1999. From January 1, 2000 and until the employment agreement terminates, the purchase price per share is the average midpoint between the bid and asked price of the Common Stock on the OTC Bulletin Board for the last five days of the calendar year prior to the year the compensation is earned. The 63,131 shares included in the foregoing table represents the maximum number of shares which Mr. Price could acquire during the 60 day period following May 14, 1999 if he converted all of his salary into shares of Common Stock.

          (b)    Energy PLC. Pursuant to the Investment Agreement (as defined in
          Item 6), Energy PLC shares the power to vote or direct the vote and to dispose or direct the disposition of 4,241,598 shares of Common Stock with EnCap Investments. In addition, all shares of Common Stock owned by Energy PLC are subject to the voting and transfer provisions of the New Shareholders' Agreement.

                 EnCap LP. EnCap LP has the sole power to vote or direct the vote and to dispose or direct the disposition of 2,424,973 shares of Common Stock. In addition, all shares of Common Stock owned by EnCap LP are subject to the voting and transfer provisions of the New Shareholders' Agreement.

                 EnCap Investments. EnCap Investments may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of 17,839,602 shares of Common Stock owned by Energy PLC (by virtue of the Investment Agreement, as defined in Item 6), EnCap LP (as its general partner), and certain other affiliates of EnCap Investments. EnCap Investments disclaims beneficial ownership of any shares of Common Stock owned by either EnCap LP, Energy PLC or such other affiliates.

                 El Paso Field Services and El Paso Energy. Each of El Paso Field Services and El Paso Energy may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of the shares of Common Stock owned or deemed to be owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments).

                 Executive Officers and Directors. Except as otherwise described herein, to the knowledge of the reporting persons, no executive officer or director of Energy PLC or managing director of EnCap Investments or other person listed in Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

          (c) Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the reporting persons, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.

          (d) Except as otherwise described herein, no person other than EnCap LP and Energy PLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

          (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

          No Modification.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 has been amended and restated in its entirety as follows:

Exhibit 1    -  Joint Filing Agreement dated May 21, 1999 among Energy PLC,
                EnCap LP and EnCap Investments.*

Exhibit 4.1  -  Voting Agreement dated November 25, 1997 between B. Carl Price,
                Don W. Reynolds, Energy Capital Investment Company PLC and EnCap Equity 1994 Limited Partnership.**

Exhibit 4.2  -  Stock Purchase Warrant No. 1003 dated December 13, 1995 granted to Energy Capital Investment Company PLC.**

Exhibit 4.3  -  Stock Purchase Warrant No. 1005 dated April 18, 1996 granted to
                Energy Capital Investment Company PLC.**

Exhibit 4.4  -  Stock Purchase Warrant No. 1004 dated December 13, 1995 granted to EnCap Equity 1994 Limited Partnership.**

Exhibit 4.5  -  Stock Purchase Warrant No. 1006 dated April 18, 1996 granted to
                EnCap Equity 1994 Limited Partnership.**

Exhibit 4.6  -  Investment Advisory Agreement dated February 4, 1994.**

Exhibit 4.7  -  Shareholders' Agreement dated August 14, 1998 between Future
                Petroleum Corporation, B. Carl Price, Don Wm. Reynolds, Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership and Bargo Energy Resources, Ltd.***

Exhibit 4.8  -  Note Restructuring Agreement dated August 14, 1998 between
                Future Petroleum Corporation, Energy Capital Investment Company PLC and EnCap Equity 1994 Limited Partnership.***

Exhibit 4.9  -  Registration Rights Agreement dated August 14, 1998 between
                Future Petroleum Corporation, Energy Capital Investment Company PLC and EnCap Equity 1994 Limited Partnership.***

Exhibit 4.10 -  Pledge Agreement dated August 14, 1998 between Energy Capital
                Investment Company PLC and Bank of America National Trust and Savings Association.***

Exhibit 4.11 -  Pledge Agreement dated August 14, 1998 between EnCap Equity 1994
                Limited Partnership and Bank of America National Trust and Savings Association.***

Exhibit 4.12 -  Master Subordination Agreement dated August 14, 1998 between
                Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership and America National Trust and Savings Association.***

Exhibit 4.13 -  Agreement and Plan of Merger dated August 14, 1998 between Bargo
                Energy Resources, Ltd, SCL-CAL Company, Future Petroleum Corporation and Future CAL-TEX.***

Exhibit 4.14 -  Agreement regarding Bylaws dated August 14, 1998 between B. Carl
                Price, Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership and Bargo Energy Resources, Ltd.***

Exhibit 4.15 -  Second Amended and Restated Shareholders' Agreement dated May
                14, 1999 by and among Bargo Energy Company, a Texas corporation,
                B. Carl Price, a Texas resident, Don Wm. Reynolds, a Texas resident, Energy Capital Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a Texas limited partnership, Bargo Energy Resources, Ltd., a Texas limited partnership, TJG Investments, Inc., a Texas corporation, Bargo Energy Company, a Texas general partnership, Tim J. Goff, Thomas Barrow, James E. Sowell, Bargo Operating Company, Inc., a Texas corporation, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, and SGC Partners II LLC, a Delaware limited liability company.*

Exhibit 4.16 -  Second Amendment to Registration Rights Agreement dated May 14,
                1999 by and among Bargo Energy Company, a Texas corporation, Energy Capital Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a Texas limited partnership, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, and SGC Partners II LLC, a Delaware limited liability company.*

Exhibit 10.1 -  April 1997 Agreement dated April 28, 1997 between Future
                Petroleum Corporation, Future Petroleum Corporation, a Texas corporation, Future Acquisition 1995, Ltd, Energy Capital Investment Company PLC and EnCap Equity 1994 Limited Partnership.**

Exhibit 10.2 -  Purchase and Sale Agreement dated November 25, 1997 by and among
                Future Petroleum Corporation, Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership, and Gecko Booty 1994 I Limited Partnership.**

Exhibit 10.3 -  First Amended and Restated Agreement of Limited Partnership of
                Future Acquisition 1995, Ltd. dated January 29, 1997 by and among Future Petroleum Corporation, a Texas corporation, EnCap Equity 1994 Limited Partnership and Energy Capital Investment Company PLC, as amended by the Letter Amendment dated April 18, 1996 and the First Amended and Restated Agreement of Limited Partnership dated as of April 28, 1997.**

Exhibit 10.4 -  Agreement of Parent dated January 29, 1997 by and among Future
                Petroleum Corporation, Future Acquisition 1995, Ltd., Energy Capital Investment Company PLC and EnCap Equity 1994 Limited Partnership.**

Exhibit 10.5 -  Stock Purchase Agreement dated May 14, 1999 by and among Energy
                Capital Investment Company PLC, an English investment company, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, SGC Partners II LLC, a Delaware limited liability company and Bargo Energy Company, a Texas corporation.*

             *  Filed herewith.

            ** Incorporated by reference to the same titled exhibit to the reporting persons' Schedule 13D, dated January 29, 1997.

           *** Incorporated by reference to the same titled exhibit to the reporting persons' Schedule 13D/A, dated August 14, 1998.

                                   SCHEDULE I

                     DIRECTORS, MANAGERS, EXECUTIVE OFFICERS
                             OR CONTROLLING PERSONS

         1. El Paso Field Services. The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of El Paso Field Services is set forth below.


Name and Citizenship                 Business Address                      Position/Principal Occupation
--------------------                 ----------------                      -----------------------------
Executive Officers &
Directors:
--------------------------------------------------------------------------------------------------------------
William A. Wise                      El Paso Energy Corporation            Chairman of the Board of El Paso
(United States Citizen)              1001 Louisiana Street                 Field Services
                                     Houston, Texas 77002
Robert G. Phillips                   El Paso Energy Corporation            Director and President of El Paso
(United States Citizen)              1001 Louisiana Street                 Field Services
                                     Houston, Texas 77002
H. Brent Austin                      El Paso Energy Corporation            Director, Executive Vice
(United States Citizen)              1001 Louisiana Street                 President and Chief Financial
                                     Houston, Texas 77002                  Officer of El Paso Field Services
--------------------------------------------------------------------------------------------------------------
Jeffrey I. Beason                    El Paso Energy Corporation            Vice President and Controller of
(United States Citizen)              1001 Louisiana Street                 El Paso Field Services
                                     Houston, Texas 77002
C. Dana Rice                         El Paso Energy Corporation            Vice President and Treasurer of
(United States Citizen)              1001 Louisiana Street                 El Paso Field Services
                                     Houston, Texas 77002
--------------------------------------------------------------------------------------------------------------
Robert Cavnar                        El Paso Energy Corporation            Senior Vice President and Chief
(United States Citizen)              1001 Louisiana Street                 Operating Officer
                                     Houston, Texas 77002
D. Mark Leland                       El Paso Energy Corporation            Vice President
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002
Gary R. Peterson                     See Part 1 above.                     Senior Vice President
D. Martin Phillips                   See Part 1 above.                     Senior Vice President
David B. Miller                      See Part 1 above.                     Senior Vice President
Robert L. Zorich                     See Part 1 above.                     Senior Vice President
--------------------------------------------------------------------------------------------------------------

         2. El Paso Energy. The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of El Paso Energy is set forth below.


Name and Citizenship                 Business Address                      Position/Principal Occupation
--------------------                 ----------------                      -----------------------------
Executive Officers &
Directors:
William A. Wise                      El Paso Energy Corporation            Chairman of the Board,
(United States Citizen)              1001 Louisiana Street                 President and Chief Executive
                                     Houston, Texas 77002                  Officer
H. Brent Austin                      El Paso Energy Corporation            Executive Vice President and
(United States Citizen)              1001 Louisiana Street                 Chief Financial Officer
                                     Houston, Texas 77002
Richard Owen Baish                   El Paso Energy Corporation            President of El Paso Natural Gas
(United States Citizen)              1001 Louisiana Street                 Company
                                     Houston, Texas 77002
John D. Hushon                       El Paso Energy Corporation            President of El Paso Energy
(United States Citizen)              1001 Louisiana Street                 International Company
                                     Houston, Texas 77002
Greg G. Jenkins                      El Paso Energy Corporation            President of El Paso Services
(United States Citizen)              1001 Louisiana Street                 Holding Company
                                     Houston, Texas 77002
Robert G. Phillips                   El Paso Energy Corporation            President of El Paso Field
(United States Citizen)              1001 Louisiana Street                 Services Company
                                     Houston, Texas 77002
John W. Somerhalder II               El Paso Energy Corporation            President of Tennessee Gas
(United States Citizen)              1001 Louisiana Street                 Pipeline Company
                                     Houston, Texas 77002
Joel Richards III                    El Paso Energy Corporation            Executive Vice President
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002
Mark A. Searles                      El Paso Energy Corporation            Senior Vice President
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002
Jeffrey I. Beason                    El Paso Energy Corporation            Vice President and Controller
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002
C. Dana Rice                         El Paso Energy Corporation            Vice President and Treasurer
(United States Citizen)              1001 Louisiana Street
                                     Houston, Texas 77002
Britton White Jr.                    El Paso Energy Corporation            Executive Vice President and
(United States Citizen)              1001 Louisiana Street                 General Counsel
                                     Houston, Texas 77002

Byron Allumbaugh                     Ralphs Grocery Company                Director of El Paso/Retired
(United States Citizen)              610 Newport Center Drive,             Former Chairman, Ralphs
                                     Suite 210                             Grocery Company
                                     Newport Beach, CA 92660
Juan Carlos Braniff                  Presidente Masaryk No. 8              Director of El Paso/Deputy CEO
(Mexican Citizen)                    6th Floor                             Insurance & Pensions Sector
                                     Col. Bosques de                       Grupo Financiero Bancomer
                                     Chapultepec
                                     Mexico, D.F. 11588
Peter T. Flawn                       University of Texas                   Director of El Paso
(United States Citizen)              23rd and San Jacinto                  President Emeritus, University of
                                     Room GEO526                           Texas at Austin
                                     Austin, Texas 78705
James F. Gibbons                     Stanford University                   Director of El Paso/Former Dean
(United States Citizen)              Paul G. Allen Center for              of Engineering, Stanford
                                     Integrated Systems                    University
                                     Room 201, Mail Stop 4075
                                     Stanford, CA 94305
Ben F. Love                          Chase Bank of Texas                   Director of El Paso/Investor
(United States Citizen)              600 Travis, 18th Floor                Former Chairman and CEO,
                                     Houston, Texas 77002                  Texas Commerce Bancshares
Kenneth L. Smalley                   5 Queensview Court                    Director of El Paso/Retired
(United States Citizen)              Dallas, Texas 75225                   Former President of Phillips 66
                                                                           Natural Gas Company
Malcolm Wallop                       Frontiers of Freedom                  Director of El Paso
(United States Citizen)              Western Strategy Group                Chairman, Western Strategy
                                     1100 Wilson Boulevard,                Group and Frontiers of Freedom
                                     Suite 1400
                                     Arlington, VA 22209

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 Date: May 21, 1999                      ENERGY CAPITAL INVESTMENT COMPANY PLC



                                         By:   /s/ Gary R. Petersen
                                            ------------------------------
                                               Gary R. Petersen
                                               Director



 Date: May 21, 1999                      ENCAP EQUITY 1994 LIMITED PARTNERSHIP

                                         By:   EnCap Investments L.L.C., General
                                               Partner


                                         By:   /s/ D. Martin Phillips
                                            ------------------------------
                                               D. Martin Phillips
                                               Managing Director



 Date: May 21, 1999                      ENCAP INVESTMENTS L.L.C.



                                         By:   /s/ D. Martin Phillips
                                            ------------------------------
                                               D. Martin Phillips
                                               Managing Director

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                      DESCRIPTION
-------                     -----------
Exhibit 1    -  Joint Filing Agreement dated May 21, 1999 among Energy PLC,
                EnCap LP and EnCap Investments.*

Exhibit 4.1  -  Voting Agreement dated November 25, 1997 between B. Carl Price,
                Don W. Reynolds, Energy Capital Investment Company PLC and EnCap
                Equity 1994 Limited Partnership.**

Exhibit 4.2  -  Stock Purchase Warrant No. 1003 dated December 13, 1995 granted to Energy Capital Investment Company PLC.**

Exhibit 4.3  -  Stock Purchase Warrant No. 1005 dated April 18, 1996 granted to
                Energy Capital Investment Company PLC.**

Exhibit 4.4  -  Stock Purchase Warrant No. 1004 dated December 13, 1995 granted to EnCap Equity 1994 Limited Partnership.**

Exhibit 4.5  -  Stock Purchase Warrant No. 1006 dated April 18, 1996 granted to
                EnCap Equity 1994 Limited Partnership.**

Exhibit 4.6  -  Investment Advisory Agreement dated February 4, 1994.**

Exhibit 4.7  -  Shareholders' Agreement dated August 14, 1998 between Future
                Petroleum Corporation, B. Carl Price, Don Wm. Reynolds, Energy
                Capital Investment Company PLC, EnCap Equity 1994 Limited
                Partnership and Bargo Energy Resources, Ltd.***

Exhibit 4.8  -  Note Restructuring Agreement dated August 14, 1998 between
                Future Petroleum Corporation, Energy Capital Investment Company
                PLC and EnCap Equity 1994 Limited Partnership.***

Exhibit 4.9  -  Registration Rights Agreement dated August 14, 1998 between
                Future Petroleum Corporation, Energy Capital Investment Company
                PLC and EnCap Equity 1994 Limited Partnership.***

Exhibit 4.10 -  Pledge Agreement dated August 14, 1998 between Energy Capital
                Investment Company PLC and Bank of America National Trust and
                Savings Association.***

Exhibit 4.11 -  Pledge Agreement dated August 14, 1998 between EnCap Equity 1994
                Limited Partnership and Bank of America National Trust and
                Savings Association.***

Exhibit 4.12 -  Master Subordination Agreement dated August 14, 1998 between
                Energy Capital Investment Company PLC, EnCap Equity 1994 Limited
                Partnership and America National Trust and Savings
                Association.***

Exhibit 4.13 -  Agreement and Plan of Merger dated August 14, 1998 between Bargo
                Energy Resources, Ltd, SCL-CAL Company, Future Petroleum
                Corporation and Future CAL-TEX.***

Exhibit 4.14 -  Agreement regarding Bylaws dated August 14, 1998 between B. Carl
                Price, Energy Capital Investment Company PLC, EnCap Equity 1994
                Limited Partnership and Bargo Energy Resources, Ltd.***

Exhibit 4.15 -  Second Amended and Restated Shareholders' Agreement dated May
                14, 1999 by and among Bargo Energy Company, a Texas corporation,
                B. Carl Price, a Texas resident, Don Wm. Reynolds, a Texas resident, Energy Capital Investment Company PLC, an English investment company, EnCap Equity 1994 Limited Partnership, a
                Texas limited partnership, Bargo Energy Resources, Ltd., a Texas limited partnership, TJG Investments, Inc., a Texas corporation, Bargo Energy Company, a Texas general partnership, Tim J. Goff,
                Thomas Barrow, James E. Sowell, Bargo Operating Company, Inc., a
                Texas corporation, EnCap Energy Capital Fund III-B, L.P., a
                Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a
                Texas limited partnership, Kayne Anderson Energy Fund, L.P., a
                Delaware limited partnership, BancAmerica Capital Investors SBIC
                I, L.P., a Delaware limited partnership, Eos Partners, L.P., a
                Delaware limited partnership, Eos Partners SBIC, L.P., a
                Delaware limited partnership, Eos Partners SBIC II, L.P., a
                Delaware limited partnership, and SGC Partners II LLC, a
                Delaware limited liability company.*

Exhibit 4.16 -  Second Amendment to Registration Rights Agreement dated May 14,
                1999 by and among Bargo Energy Company, a Texas corporation, Energy Capital Investment Company PLC,

                an English investment company, EnCap Equity 1994 Limited
                Partnership, a Texas limited partnership, EnCap Energy Capital
                Fund III-B, L.P., a Texas limited partnership, BOCP Energy
                Partners, L.P., a Texas limited partnership, EnCap Energy
                Capital Fund III, L.P., a Texas limited partnership, Kayne
                Anderson Energy Fund, L.P., a Delaware limited partnership,
                BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos
                Partners SBIC II, L.P., a Delaware limited partnership, and SGC
                Partners II LLC, a Delaware limited liability company.*

Exhibit 10.1 -  April 1997 Agreement dated April 28, 1997 between Future
                Petroleum Corporation, Future Petroleum Corporation, a Texas corporation, Future Acquisition 1995, Ltd, Energy Capital
                Investment Company PLC and EnCap Equity 1994 Limited
                Partnership.**

Exhibit 10.2 -  Purchase and Sale Agreement dated November 25, 1997 by and among
                Future Petroleum Corporation, Energy Capital Investment Company
                PLC, EnCap Equity 1994 Limited Partnership, and Gecko Booty 1994
                I Limited Partnership.**

Exhibit 10.3 -  First Amended and Restated Agreement of Limited Partnership of
                Future Acquisition 1995, Ltd. dated January 29, 1997 by and among Future Petroleum Corporation, a Texas corporation, EnCap
                Equity 1994 Limited Partnership and Energy Capital Investment
                Company PLC, as amended by the Letter Amendment dated April 18,
                1996 and the First Amended and Restated Agreement of Limited
                Partnership dated as of April 28, 1997.**

Exhibit 10.4 -  Agreement of Parent dated January 29, 1997 by and among Future
                Petroleum Corporation, Future Acquisition 1995, Ltd., Energy
                Capital Investment Company PLC and EnCap Equity 1994 Limited
                Partnership.**

Exhibit 10.5 -  Stock Purchase Agreement dated May 14, 1999 by and among Energy
                Capital Investment Company PLC, an English investment company,
                EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a
                Delaware limited partnership, BancAmerica Capital Investors SBIC
                I, L.P., a limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, SGC Partners II LLC, a Delaware limited liability company and Bargo Energy Company, a Texas corporation.*

             *  Filed herewith.

            ** Incorporated by reference to the same titled exhibit to the reporting persons' Schedule 13D, dated January 29, 1997.

           *** Incorporated by reference to the same titled exhibit to the reporting persons' Schedule 13D/A, dated August 14, 1998.